  Exhibit 9.2

May 5, 2020

Dear Friends of VidAngel,

VidAngel exists to help you make entertainment good for your home.

What is good for each of our homes is a personal choice. We’ve long known the motto “Be our guest.” At VidAngel, we believe “We’re your guest.”

After all, it’s your home.

You choose how to watch. In 2013, we started developing software that was essentially a pre-programmed streaming remote. We have now gone through 6 successive attempts to build your skipping software. In each iteration, we hit a wall. We were sued over iteration number four, struggled through bankruptcy, and today Disney continues to oppose iteration number 6. We’re continuing to push through that for you, and in the meantime, we’re providing access to arguably the most exciting content of the COVID-19 era, produced by Netflix, Amazon and other streaming services. Watch however the BLEEP you want.

You choose what we make. In 2017, armed with the data around the skip choices families are making, we launched Dry Bar Comedy. Over 300 comedians have now performed, fine-tuning their sets to the audience and receiving bonuses for better serving you. Additionally, with the help of 19,000 of you, we funded, produced, and distributed the award-winning dramatic series The Chosen.

And you have responded. In April 2020, our business generated 5X the revenue of our skipping software pre-injunction. Dry Bar has over 2 billion views. The Chosen is offered globally, in dozens of languages, has tens of millions of views, and millions of dollars in revenue via its own app. It has been the #1 series on VidAngel for months.

We hear you.

Five. Times. Revenue.

So what’s next?

After emerging from bankruptcy (we hope during the June 18, 2020 confirmation hearing), we plan to raise up to $50 million to grow VidAngel.

Our goal with these funds will be:
1.
Give our loyal investors, without whom we would not exist today, a chance to liquidate some of their shares (some people may need cash due to COVID-19 and won’t be able to wait for a potentially larger return).
2.
Back many more creator projects, like The Chosen and Dry Bar Comedy, by building creator tools for:
●
daily financial reporting and monthly payments (currently quarterly)
●
better audience interaction (e.g. live streams, merchandise, uploads, notifications)
●
creator cross-promotion (i.e. a simple way for The Chosen and Dry Bar to promote new creators’ projects with their massive audiences)
3.
Build better control over more content, allowing you, for example, to:
●
find the very best content to watch or the best future content to back (rather than the primary focus being on skipping objectionable content)
●
say exactly what kids are allowed to browse (specific list of approved titles with pre-set skips)
●
watch with skips without having to wait for us to tag it (say hello to SkipBot and community made skips)

Thank you for trusting VidAngel as a guest in your home. We aim to build an entertainment company that centers around your kingdom, not ours. The best days are yet ahead.

Onward,
Neal Harmon
Co-founder and CEO

Video Version of this Letter: https://youtu.be/D5YiCXRc7b8